UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

RDA MICROELECTRONICS, INC.
(Name of Issuer)

Ordinary Shares, Par Value US$0.01 Per Share (“Ordinary Shares”) and American Depositary Shares (“ADS”)1
(Title of Class of Securities)

749394 1022
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☑ Rule 13d-1(c) ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Each American Depositary Share represents six (6) Ordinary Shares.

2 This CUSIP number applies to the Issuer’s American Depositary Shares.

CUSIP No.	749394 102
1.	Names of Reporting Persons IDG-Accel China Growth Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 11,563,796 Ordinary Shares and 972,623 ADSs, each representing six Ordinary Shares(1)
	6.	Shared Voting Power 2,363,174 Ordinary Shares and 198,767 ADSs, each representing six Ordinary Shares(2)
	7.	Sole Dispositive Power 11,563,796 Ordinary Shares and 972,623 ADSs, each representing six Ordinary Shares(1)
	8.	Shared Dispositive Power 2,363,174 Ordinary Shares and 198,767 ADSs, each representing six Ordinary Shares(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,926,970 Ordinary Shares and 1,171,390 ADSs, each representing six Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%(3)
12.	Type of Reporting Person (See Instructions) PN

(1)  By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2)  IDG-Accel China Growth Fund-A L.P. is the record owner of these securities. The Reporting Person and IDG-Accel China Growth Fund-A L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP Associates Ltd.  By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund-A L.P. and thus share voting and dispositive power with respect to these securities.

(3)  Based upon 261,510,076 Ordinary Shares outstanding as of December 31, 2010 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on April 1, 2011.

CUSIP No.	749394 102
1.	Names of Reporting Persons IDG-Accel China Growth Fund-A L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,363,174 Ordinary Shares and 198,767 ADSs, each representing six Ordinary Shares(1)
	6.	Shared Voting Power 11,563,796 Ordinary Shares and 972,623 ADSs, each representing six Ordinary Shares(2)
	7.	Sole Dispositive Power 2,363,174 Ordinary Shares and 198,767 ADSs, each representing six Ordinary Shares(1)
	8.	Shared Dispositive Power 11,563,796 Ordinary Shares and 972,623 ADSs, each representing six Ordinary Shares(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,926,970 Ordinary Shares and 1,171,390 ADSs, each representing six Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%(3)
12.	Type of Reporting Person (See Instructions) PN

(1)  By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., Patrick J. McGovern and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2)  IDG-Accel China Growth Fund L.P. is the record owner of these securities. The Reporting Person and IDG-Accel China Growth Fund L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP Associates Ltd.  By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund L.P. and thus share voting and dispositive power with respect to these securities.

(3)  Based upon 261,510,076 Ordinary Shares outstanding as of December 31, 2010 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on April 1, 2011.

CUSIP No.	749394 102
1.	Names of Reporting Persons IDG-Accel China Growth Fund Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 13,926,970 Ordinary Shares and 1,171,390 ADSs, each representing six Ordinary Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,926,970 Ordinary Shares and 1,171,390 ADSs, each representing six Ordinary Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,926,970 Ordinary Shares and 1,171,390 ADSs, each representing six Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)  Including 11,563,796 Ordinary Shares and 972,623 ADSs of which the record owner is IDG-Accel China Growth Fund L.P. and 2,363,174 Ordinary Shares and 198,767 ADSs of which the record owner is IDG-Accel China Growth Fund-A L.P.  By virtue of being the general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.

(2)  Based upon 261,510,076 Ordinary Shares outstanding as of December 31, 2010 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on April 1, 2011.

CUSIP No.	749394 102
1.	Names of Reporting Persons IDG-Accel China Growth Fund GP Associates Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 13,926,970 Ordinary Shares and 1,171,390 ADSs, each representing six Ordinary Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,926,970 Ordinary Shares and 1,171,390 ADSs, each representing six Ordinary Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,926,970 Ordinary Shares and 1,171,390 ADSs, each representing six Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%(2)
12.	Type of Reporting Person (See Instructions) CO

(1) Including 11,563,796 Ordinary Shares and 972,623 ADSs of which the record owner is IDG-Accel China Growth Fund L.P. and 2,363,174 Ordinary Shares and 198,767 ADSs of which the record owner is IDG-Accel China Growth Fund-A L.P.  By virtue of being the ultimate general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 261,510,076 Ordinary Shares outstanding as of December 31, 2010 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on April 1, 2011.

CUSIP No.	749394 102
1.	Names of Reporting Persons IDG-Accel China Investors L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,077,307 Ordinary Shares and 90,610 ADSs, each representing six Ordinary Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,077,307 Ordinary Shares and 90,610 ADSs, each representing six Ordinary Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,077,307 Ordinary Shares and 90,610 ADSs, each representing six Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)  By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Investors Associates Ltd., James W. Breyer and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2)  Based upon 261,510,076 Ordinary Shares outstanding as of December 31, 2010 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on April 1, 2011.

CUSIP No.	749394 102
1.	Names of Reporting Persons IDG-Accel China Investors Associates Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,077,307 Ordinary Shares and 90,610 ADSs, each representing six Ordinary Shares(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,077,307 Ordinary Shares and 90,610 ADSs, each representing six Ordinary Shares(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,077,307 Ordinary Shares and 90,610 ADSs, each representing six Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)  The record owner of these securities is IDG-Accel China Investors L.P.  By virtue of being the general partner of such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.

(2)  Based upon 261,510,076 Ordinary Shares outstanding as of December 31, 2010 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on April 1, 2011.

CUSIP No.	749394 102
1.	Names of Reporting Persons James W. Breyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,077,307 Ordinary Shares and 90,610 ADSs, each representing six Ordinary Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,077,307 Ordinary Shares and 90,610 ADSs, each representing six Ordinary Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,077,307 Ordinary Shares and 90,610 ADSs, each representing six Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)  The record owner of these securities is IDG-Accel China Investors L.P.  The general partner of the record owner is IDG-Accel China Investors Associates Ltd., of which the Reporting Person and Quan Zhou are directors.  By virtue of acting together to direct the management and operations of IDG-Accel China Investors Associates Ltd., the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these securities.

(2)  Based upon 261,510,076 Ordinary Shares outstanding as of December 31, 2010 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on April 1, 2011.

CUSIP No.	749394 102
1.	Names of Reporting Persons Patrick J. McGovern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,926,970 Ordinary Shares and 1,171,390 ADSs, each representing six Ordinary Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,926,970 Ordinary Shares and 1,171,390 ADSs, each representing six Ordinary Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,926,970 Ordinary Shares and 1,171,390 ADSs, each representing six Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)  Including 11,563,796 Ordinary Shares and 972,623 ADSs of which the record owner is IDG-Accel China Growth Fund L.P. and 2,363,174 Ordinary Shares and 198,767 ADSs of which the record owner is IDG-Accel China Growth Fund-A L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP Associates Ltd., of which the Reporting Person and Quan Zhou are managing directors.  By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP Associates Ltd., the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these securities.

(2)  Based upon 261,510,076 Ordinary Shares outstanding as of December 31, 2010 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on April 1, 2011.

CUSIP No.	749394 102
1.	Names of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,004,277 Ordinary Shares and 1,262,000 ADSs, each representing six Ordinary Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,004,277 Ordinary Shares and 1,262,000 ADSs, each representing six Ordinary Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,004,277 Ordinary Shares and 1,262,000 ADSs, each representing six Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)  Including 11,563,796 Ordinary Shares and 972,623 ADSs of which the record owner is IDG-Accel China Growth Fund L.P., 2,363,174 Ordinary Shares and 198,767 ADSs of which the record owner is IDG-Accel China Growth Fund-A L.P. and 1,077,307 Ordinary Shares and 90,610 ADSs of which the record owner is IDG-Accel China Investors L.P. The ultimate general partner of IDG-Accel China Growth Fund L.P. and IDG-Accel China Growth Fund-A L.P. is IDG-Accel China Growth Fund GP Associates Ltd., of which the Reporting Person and Patrick J. McGovern are managing directors.  The general partner of IDG-Accel China Investors L.P. is IDG-Accel China Investors Associates Ltd., of which the Reporting Person and James W. Breyer are directors.  By virtue of acting together with Patrick J. McGovern and James W. Breyer to direct the management and operations of IDG-Accel China Growth Fund GP Associates Ltd. and IDG-Accel China Investors Associates Ltd., respectively, the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these securities.

(2)  Based upon 261,510,076 Ordinary Shares outstanding as of December 31, 2010 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on April 1, 2011.

Item 1(a).  Name of Issuer

RDA Microelectronics, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices

6/F, Building 4
690 Bibo Road
Pudong District, Shanghai 201203
People’s Republic of China

Item 2(a).  Name of Persons Filing

1.	IDG-Accel China Growth Fund L.P.
2.	IDG-Accel China Growth Fund-A L.P.
3.	IDG-Accel China Growth Fund Associates L.P.
4.	IDG-Accel China Growth Fund GP Associates Ltd.
5.	IDG-Accel China Investors L.P.
6.	IDG-Accel China Investors Associates Ltd.
7.	James W. Breyer
8.	Patrick J. McGovern
9.	Quan Zhou

The above persons have agreed that this statement may be filed by IDG-Accel China Growth Fund L.P. (“IDG Fund LP”), IDG-Accel China Growth Fund-A L.P. (“IDG Fund-A LP”) and IDG-Accel China Investors L.P. (“IDG Investors LP”) on behalf of all of them jointly pursuant to Rule 13d-1(k).  A copy of such agreement is attached as an exhibit to this statement.

Each of IDG Fund LP and IDG Fund-A LP is a limited partnership organized under the laws of the Cayman Islands.  The general partner of both IDG Fund LP and IDG Fund-A LP is IDG-Accel China Growth Fund Associates L.P. (“IDG Associates LP”), a limited partnership organized under the laws of the Cayman Islands.  The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP Associates Ltd. (“IDG GP”), a limited liability company incorporated under the laws of the Cayman Islands.  IDG Investors LP is a limited partnership organized under the laws of the Cayman Islands.  The general partner of IDG Investors LP is IDG-Accel China Investors Associates Ltd. (“IDG Investors GP”), a limited liability company incorporated under the laws of the Cayman Islands.  The directors and executive officers of IDG GP are Patrick J. McGovern and Quan Zhou.  The directors and executive officers of IDG Investors GP are James W. Breyer and Quan Zhou.

Item 2(b).  Address of Principal Business Office or, If None, Residence

For all reporting persons:

c/o IDG VC Management Ltd.
Unit 1509, The Center
99 Queen’s Road
Central, Hong Kong

Item 2(c).  Citizenship

James W. Breyer, Patrick J. McGovern and Quan Zhou are each a citizen of the United States of America. IDG Fund LP, IDG Fund-A LP, IDG Associates LP, IDG GP, IDG Investors LP and IDG Investors GP are each organized under the laws of the Cayman Islands.

Item 2(d).  Title of Class of Securities

Ordinary shares, par value $0.01 per share (“Ordinary Shares”) and American Depositary Shares, each representing six (6) Ordinary Shares (“ADS”).

Item 2(e).  CUSIP Number

749394 102 (ADSs)

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.  Ownership.

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

N/A.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

 N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A.

Item 8.  Identification and Classification of Members of the Group.

N/A.

Item 9.  Notice of Dissolution of Group.

N/A.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

IDG-ACCEL CHINA GROWTH FUND L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND-A L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS L.P. By: IDG-Accel China Investors Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

Joint Filing Agreement

We, the undersigned, hereby agree that the Statement on Schedule 13G/A in connection with the securities of RDA Mircroelectronics, Inc. to which this Agreement is an Exhibit, and any amendment thereafter signed by each of the undersigned, may be filed by IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P. on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2012

IDG-ACCEL CHINA GROWTH FUND L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND-A L.P. By: IDG-Accel China Growth Fund Associates L.P., its General Partner By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS L.P. By: IDG-Accel China Investors Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND ASSOCIATES L.P. By: IDG-Accel China Growth Fund GP Associates Ltd., its General Partner

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP ASSOCIATES LTD.

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS ASSOCIATES LTD.

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

JAMES W. BREYER

By:	/s/ James W. Breyer

PATRICK J. MCGOVERN

By:	/s/ Patrick J. McGovern

QUAN ZHOU

By:	/s/ Quan ZHOU